Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months	Year ended December 31,
	Ended
	March 31, 2008	2007	2006	2005	2004	2003
		(in £ millions)
Earnings:
Profit before taxation (after eliminating our share of (losses)/profits of associates and joint ventures)	1,875	7,402	7,743	6,680	5,570	5,897
Add: fixed charges	181	498	394	490	404	321
Add: distributed income of income from equity investees	2	12	15	10	11	1
Less: preference security dividend	—	—	—	—	3	17
Less: minority interest in pre-tax income	2	3	1	1	1	1

Total earnings	2,056	7,909	8,151	7,179	5,981	6,201

Fixed charges:
Interest expense	170	453	352	451	362	254
Interest within rental expense (1/3 of rentals)	11	45	42	39	39	50
Preference security dividend	—	—	—	—	3	17

Total fixed charges	181	498	394	490	404	321

Ratio of Earnings to Fixed Charges	11.4	15.9	20.7	14.7	14.8	19.3